Filed by Pennichuck Corporation
           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                   Subject Company:  Pennichuck Corporation
                                         Registration File No.:  333-101556


Press release dated February 4, 2003


        PENNICHUCK CORPORATION AND PHILADELPHIA SUBURBAN CORPORATION
                     AGREE TO TERMINATE MERGER AGREEMENT
       Termination agreement follows Nashua's municipalization efforts

Nashua, NH, February 4 - Pennichuck Corporation (NASDAQ:PNNW) announced that it has reached a mutual agreement today with Philadelphia Suburban Corporation (NYSE:PSC) to terminate PSC's pending acquisition of Pennichuck, which was originally announced in April 2002.

The decision to terminate the merger agreement follows the January 14, 2003 referendum of the City of Nashua, authorizing Nashua to pursue the acquisition, by an eminent domain proceeding or otherwise, of all or a portion of the Company's water works system serving the residents of Nashua and others. The referendum passed by a vote of 6,525 to 1,867.

The Company's President and CEO, Maurice L. Arel said, "Although a majority of our Board of Directors still believes that the proposed combination with PSC would have been the best strategic alternative for our shareholders, Pennichuck and PSC have concluded, after assessing the ongoing municipalization efforts and particularly the January referendum results, that it was very unlikely that we would be able to complete the merger in the timeframe anticipated in our April 29, 2002 agreement. By coming to this agreement today, Pennichuck can conserve its resources and focus its attention on viable alternatives for enhancing shareholder value and customer service." Mr. Arel further noted that despite the termination of the merger agreement with PSC, Pennichuck does not believe that an acquisition of the Pennichuck water systems by the City of Nashua (or a regional water authority) is the best strategic option available for Pennichuck's shareholders and its customers.

Both Pennichuck and PSC had indicated in previous SEC filings that they felt it was unlikely the merger would close by March 31, 2003, after which either party could terminate the merger agreement.

Pennichuck Corporation is a holding company located in Nashua, NH with diversified businesses involved in regulated water supply and distribution in cities and towns throughout southern and central NH; non-regulated, water-related services and operations; and real estate management and development. Pennichuck Corporation is traded on the Nasdaq NMS exchange under the symbol "PNNW".


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The preceding comments released by the Company on February 4, 2003 relate to the proposed business combination of Pennichuck Corporation and Philadelphia Suburban Corporation.

Information concerning the proposed business combination may be found in Pennichuck's revised preliminary proxy statement-prospectus filed with the SEC by PSC on January 13, 2003 under a Registration Statement on Form S-4. The preliminary proxy statement-prospectus is available for free in the manner set forth below.

Investors and security holders may obtain a free copy of the registration statement and proxy statement-prospectus and other documents filed by PSC and Pennichuck at the SEC's website at www.sec.gov. The proxy statement-prospectus and such other documents may also be obtained from Pennichuck by directing such request to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060 or by calling (603) 882-5191.


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